

TES
GE COMMISSION
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09040256

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 05851

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
_____MM/DD/YY_____MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
 Haberman Brothers

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

 900 Third Avenue – 2nd Floor
_____
(No. and Street)

 New York   New York   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
 Paul Haberman
                                                        212-610-2675
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

 Marvin Koenigsberg CPA
_____
(Name – if individual, state last, first, middle name)

 2102 Quentin Road   Brooklyn   New York   11229
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, __Paul Haberman__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Haberman Brothers__ , as

of __December 31__ , 20__08__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

__General Partner__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HABERMAN BROTHERS

FINANCIAL STATEMENTS

DECEMBER 31, 2008

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

FINANCIAL STATEMENTS

DECEMBER 31, 2008

INDEX

Marvin Koenigsberg
Certified Public Accountant

Marvin Koenigsberg CPA
2102 Quentin Road
Brooklyn, NY 11229
Tel (718) 645-3300 • Fax (718)645-6936
Cell (917) 282-3142

INDEPENDENT AUDITOR'S REPORT

February 9, 2009

To the Partners of
Haberman Brothers

We have audited the accompanying statement of financial condition of Haberman Brothers as of December 31, 2008 and the related statements of revenues and expenses, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Haberman Brothers at December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, the Company has recurring losses and limited operating revenues, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

1

INDEPENDENT AUDITOR'S REPORT

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash and cash equivalents (Note 3)	$ 39,386
Due from clearing broker (Note 5)	58,259
Securities owned, at market (Note 7)	54,104
Securities owned, not readily marketable, at cost	4,500
Other assets	900
TOTAL ASSETS	**$ 157,149**

LIABILITIES AND PARTNERS' CAPITAL

Securities sold, not yet purchased, at market (Note 7)	$ 12,210
Accounts payable	21,825
Payroll taxes payable	2,450
TOTAL LIABILITIES	**36,485**
Commitments and contingent liabilities (Note 4)	-
Partners' capital	120,664
TOTAL LIABILITIES AND PARTNER'S CAPITAL	**$ 157,149**

The accompanying notes are an integral part of these financial
statements.

3

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

STATEMENTS OF REVENUES AND EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:

Commission income	$	12,663
Rebates and other income		596
Trading		(76,544)
Interest and dividend income		2,429
Total Revenues	$	(60,856)

Expenses:

Stock Brokerage Fees	$	22,789
Clearing fees		71,802
Employee compensation and benefits		65,124
Communications		24,676
Office expense		41,844
Professional fees		6,600
Regulatory fees		6,031
Interest expense		149
Other expense		5,232
Total Expenses		244,247
Net loss	$	(305,103)

The accompanying notes are an integral part of these financial statements.

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance at January 1, 2008	$	150,267
Net loss	(	305,103)
Contribution		275,500
Balance at December 31, 2008	$	120,664

The accompanying notes are an integral part of these financial statements.

5

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2008
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$ (305,103)
Changes in operating assets and liabilities:	
Decrease in due from clearing broker	25,151
Decrease in securities owned, at market	14,333
(Decrease) in securities, sold, not yet	
purchased at market	(28,370)
(Decrease) in accounts payable	(104)
Increase in payroll taxes payable	2,007
Total adjustments	(13,017)
NET CASH USED BY OPERATING ACTIVITIES	292,086
CASH FLOWS FROM FINANCIAL ACTIVITIES:	
Capital contribution	275,500
CASH PROVIDED BY FINANCIAL ACTIVITIES:	275,500
NET DECREASE IN CASH	(16,586)
CASH	
Beginning of year	55,972
End of year	$ 39,386

The accompanying notes are an integral part of these financial
statements.

6

Marvin Koenigsberg
Certified Public Accountant

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Haberman Brothers (a Partnership) (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission, became a member of the National Association of Securities Dealers, Inc. in 1959 and became an associate member of the American Stock Exchange in 1988. During 2005 the Company became an ETP member of the PCX.

The Company earns commission income as a securities broker by introducing and forwarding securities transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company also trades securities for its own account.

Going Concern Consideration

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses a limited operating revenues. The Company reported a net loss of $305,103 for the year ended December 31, 2008. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2009, management of the Company in tends to improve trading and reduce expenses. Additionally, management plans to contribute capital as required. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

7

Marvin Koenigsberg
Certified Public Accountant

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Additionally, cash balances are held principally at one financial institution and exceed the $1000,000 insurable limit. The Company believes it mitigates its risk by investing in or through a major financial institution. Recoverability is dependent upon performance of the institution.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Proprietary securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the company are recorded on a trade date basis. Customer securities and commodities transactions are reporter on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marvin Koenigsberg
Certified Public Accountant

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing brokers, securities balances and accounts and payroll taxes payable, approximates their fair value due to the relatively short-term nature of these instruments.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash at December 31, 2008 included the following:

Checking	$ (570)
Commercial Paper (maturing currently)	23,205
Prime Money Market Morgan Shares	16,751
	$ 39,386

NOTE 4 - COMMITMENTS AND CONTINGENCIES

The Company utilizes office space provided by its clearing broker. The Company paid no rent for the year ending December 31, 2008.

Marvin Koenigsberg
Certified Public Accountant

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 5 - RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December31, 2008 consist of the following:

	Receivable
Due from clearing broker	$ 58,259

NOTE 6 - PROVISION FOR STATE AND LOCAL TAXES

The Company is a Partnership and files as such with the Internal Revenue Service and state taxing authorities. The partners include the income or loss in their individual tax returns, and accordingly, no income taxes or benefits are provided for in the financial statements. The Company pays New York City unincorporated tax however due to its net loss no provision for taxes has been accrued.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, at December 31, 2008 as follows:

	Owned	Sold Not Yet Purchased
Common stock	$ 54,104	$ 12,210

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Marvin Koenigsberg
Certified Public Accountant

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

At December 31, 2008 these securities at estimated fair values consist of the following:

Equities $ 4,500
                                      =====

NOTE 8 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission which requires that net capital, as defined, be at least the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital changes from day to day, but as of December 31, 2008 the Company had net capital of $120,664 which exceeded requirements by $20,664. The Company's net capital ratio was 0.2303 to 1.

NOTE 9 - EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 10 - OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company will introduce all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balance and long and short security positions will be carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

Marvin Koenigsberg
Certified Public Accountant

NOTE 11 - GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including
Indirect Guarantees of Indebtedness of Others, requires
the Company to disclose information about its obligations
under certain guarantee arrangements. FIN 45 defines
guarantees as contracts and indemnification agreements
that contingently require a guarantor to make payments to
the guaranteed party based on changes in an underlying
(such as an interest or foreign exchange rate, security or
commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability
or equity security of a guaranteed party. FIN 45 also
defines guarantees as contracts that contingently require
the guarantor to make payments to the guaranteed party
based on another entity's failure to perform under an
agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemni-
fies and guarantees certain service providers, such as
clearing and agents, trustees and administrators, against
specified potential losses in connection with their acting
as an agent of, or providing services to, the Company or
its affiliates. The maximum potential amount of future
payments that the Company could be required to make under
the indemnifications cannot be estimated. However, the
Company believes that it is unlikely it will have to make
material payments under these arrangements and has not
recorded any contingent liability in the financial statements for these indemnifications.

Marvin Koenigsberg
Certified Public Accountant

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

13

HABERMAN BROTHERS

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

NET CAPITAL:

Partners capital		$ 120,664
Less non-allowable assets and deductions:		
Securities owned, not readily marketable, at cost	$ 4,500	
Other assets	900	(5,400)
NET CAPITAL before haircuts		115,264
Less: Haircuts on securities		9,859
NET CAPITAL		$ 105,405
AGGREGATE INDEBTEDNESS		$ 24,175
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)		$ 1,619
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 100,000
MINIMUM NET CAPITAL REQUIRED		$ 100,000
EXCESS NET CAPITAL ($120,664-$100,000)		$ 20,664

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$ 24,275	
NET CAPITAL	$ 105,405	23.03%

Marvin Koenigsberg
Certified Public Accountant

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER
RULE 17a-5(d) (4) OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

NET CAPITAL, as reported in Company's
Part II-A Focus Report (unaudited) $ 120,664

NET CAPITAL, per audit $ 120,664
                                                              =======

15

Marvin Koenigsberg
Certified Public Accountant

HABERMAN BROTHERS

INDEPENDENT PUBLIC AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2008

16

The Partners of
Haberman Brothers
New York, New York

In planning and performing our audit of the financial statements
of Haberman Brothers (the "Company") for the year ended December
31, 2008, we considered its internal control, including control
activities for safeguarding securities, in order to determine
our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on
internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and
Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of
such practices and procedures that we considered relevant to the
objectives stated in rule 17a-5(g) in making the periodic compu-
tations of aggregate indebtedness and net capital under rule
17a-3(a) (11) and for determining compliance with the exemptive
provisions of rule 15c3-3. Because the Company does not carry
securities accounts for customers or perform custodial functions
relating to customer securities, we did not review the practices
and procedures followed by the Company in any of the following:

    1. Making quarterly securities examinations, counts, veri-
fications, and comparisons and recordation of differences required by rule 17a-13

    2. Complying with the requirements for prompt payment for
securities under Section 8 of Federal Reserve Regulation T of
the Board of Governors of the Federal Reserve System

    3. Obtaining and maintaining physical possession or control
of all fully paid and excess margin securities of customer as
required by Rule 15c3-3

17

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g)lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions of that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

Marvin Koenigsberg
Certified Public Accountant

This report recognizes that it is not practicable in an organization the size of Haberman Brothers to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Partners, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

19

Marvin Koenigsberg
Certified Public Accountant